August 22, 2025
DIRECT DIAL
+44 2031960264
EMAIL ADDRESS
LEGAL@WALDENCAST.COM
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Industrial Applications and Services

100 F Street, NE
Washington, D.C. 20549

Attn:	Tayyaba Shafique Nudrat Salik

RE:	Waldencast plc
Form 20-F for fiscal year ended December 31, 2024
Filed March 20, 2025
File No. 001-40207
Ladies and Gentlemen:
Waldencast plc, a Jersey public limited company (hereinafter referred to as the “Company” or “our” or “we”), submit this letter setting forth the response of the Company to the comment provided by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in its comment letter dated July 3, 2025 (the “Comment Letter”), relating to the above-referenced Form 20-F for fiscal year ended December 31, 2024, as filed with the Commission on March 20, 2025 (the “2024 Form 20-F”).

In response to the Staff’s comment, beginning with the Company’s Form 6-K as of and for the six-month period ended June, 30, 2025 and Form 20-F for the year ending December 31, 2025, the Company intends to enhance its disclosures within the Critical Accounting Estimates – Goodwill section. For your convenience, we have set forth the Staff’s comment from the Comment Letter below in bold and italics and provided our response to each bullet point separately. We also have included an example of the enhanced disclosure, as it would have appeared in the Company’s 2024 Form 20-F based on the facts available at the time, in the Appendix to this letter. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the 2024 Form 20-F.

Form 20-F filed March 20, 2025
Goodwill, page F-24

1	We note that you performed an annual goodwill impairment test on October 1, 2024, and recognized a goodwill impairment charge of $5.0 million. Given the significance of your goodwill balance and that your market capitalization continues to be significantly less than your total equity, please expand your disclosures to provide additional insight as to how you determined the amount of the impairment charge to record as well as the probability of future goodwill impairment. Please address the following in your disclosures:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has two reporting units: Obagi Medical and Milk Makeup, which are evaluated separately for impairment. As of October 1, 2024, the Company performed a qualitative impairment assessment for the Milk Makeup reporting unit. Although financial performance had declined, the reporting unit was not considered at risk of impairment because the fair value still significantly exceeded the carrying amount. Accordingly, no quantitative impairment test was required, and the goodwill balance remained unchanged.

As of the same date, the Company performed a quantitative impairment test for the Obagi Medical reporting unit, which resulted in the recognition of an impairment charge. Therefore, the Company’s responses to bullet points 2 through 5 specifically address the Obagi Medical reporting unit.

•	Your consideration of the current market capitalization in your determination of fair value;

The Company considered its current market capitalization as part of its fair value assessment, consistent with ASC 350-20-35-22 through 35-24, which acknowledges that market capitalization alone may not reflect the fair value of a reporting unit in all circumstances.

In evaluating the difference between market capitalization and fair value, the Company considered the following factors:

i.The Company’s average daily trading volume was approximately 0.1% of shares outstanding during the year ended December 31, 2024, indicating that the Company’s shares are relatively illiquid and not actively traded, as we believe the shares are held almost entirely by long-term investors.
ii.The Company’s low stock price reflects qualitative factors that management believes are not indicative of the entity’s intrinsic value. These factors include (i) prior delinquent SEC filings, which limited the availability of timely information to investors; (ii) operational restructuring initiatives that temporarily affected performance metrics; and (iii) broader volatility in the SPAC market, which depressed valuations across the sector. In combination, these factors have contributed to constrained trading activity, suggesting that the Company's market capitalization reflects an inactive and illiquid market and is therefore not a reliable benchmark for fair value. In addition, the high concentration of insider ownership among long-term investors has reduced the public float and further constrained market liquidity.

In management’s view, these conditions and market dynamics materially distort the Company’s market capitalization, making it an unreliable indicator of fair value. Accordingly, the Company believes that its share price does not reflect the Company’s underlying value based on past financial performance or expected future performance, and that market capitalization is not indicative of underlying value. Management further notes that, as of June 30, 2025, this assessment remains consistent.

•	The percentage by which the estimated fair value exceeded carrying value as of the date of the most recent impairment test. Address how you determined such fair value in light of your current market capitalization;

As of October 1, 2024, the impairment testing date, the carrying value of the Obagi Medical reporting unit was $625.2 million, while its fair value was determined to be $620.1 million. This resulted in the carrying value exceeding the fair value by approximately 0.82%, or $5.0 million, causing the Company to record a corresponding non-cash goodwill impairment charge during the year ended December 31, 2024.

As set forth above, the Company believes that its market capitalization alone does not fully capture the value that would be ascribed in a control transaction. Accordingly, fair value was determined using a combination of the discounted cash flow method (“DCF”) and the guideline public company method (“GPC”). Management, with the assistance of an independent valuation firm, estimated the reporting unit’s fair value. The valuation methodologies were applied as follows:

•Under the DCF method, fair value is determined based on the present value of estimated future cash flows, discounted at an appropriate risk-adjusted rate.
•Under the GPC method, enterprise value (“EV”)-to-sales and EV-to- Earnings Before Interest, Taxes, Depreciation and Amortization (“EBITDA”) were applied, with the selection based on assumed growth prospects, profitability, and the Company’s relative size within the peer group.

The Company applies distinct weighting to each valuation method, the details of which are provided below.

•	The specific critical assumptions used in your fair value determination;

The specific critical assumptions used in the fair value determination of the Obagi Medical reporting unit include the following:

•Revenue and Profitability Forecasts: The forecasted revenue growth and EBITDA margins are based on a ten-year projection period reflecting strategic operating plans, including brand momentum, product innovation, international expansion efforts, and continued optimization of digital channels. Projected annual revenue and EBITDA growth rates are driven by industry trends and the Company’s strategic plans to increase sales through the development of existing channels, international expansion, and other growth initiatives, while enhancing efficiency through cost optimization and process improvements.
•Long term Growth Rate: A long-term growth rate of 3% was applied post-2033 using the Gordon Growth Model reflecting management’s expectations of long-term, sustainable growth aligned with industry norms.
•Discount Rate: The discount rate is based on the reporting unit’s Weighted Average Cost of Capital (WACC), which includes a Company-Specific Risk Premium (CSRP). The CSRP is re-evaluated annually based on forecast reliability and reflects business risk, including contingency allocations and sensitivity to underperformance scenarios.
•Central Cost Allocation: Corporate expenses are split evenly between Obagi and Milk, as management believes this best reflects the shared nature of these costs, which are not directly driven by the relative size or performance of each unit.
•Market Multiples: Under the GPC method, EV-to-revenue (2.75x–3.00x) and EV-to-EBITDA (12.0x–16.0x) multiples were applied to 2025–2026 projections, reflecting stronger growth outlook and larger revenue base compared to peers.
•Method Weighting: Management determined fair value using a weighted average of the DCF method (80%) and the GPC method (20%). The increased reliance on the DCF method reflects management’s view that it more accurately reflects the reporting unit’s long-term value by incorporating Company-specific forecasts and assumptions regarding future cash flows, growth, and operational performance. The DCF approach enables management to reflect the Company’s unique strategic plans and anticipated financial outcomes, providing a comprehensive and forward-looking valuation that we believe aligns with the business’s underlying economics.

•	The degree of uncertainty associated with your key assumptions and how changes in key assumptions could impact your fair value determination; and

In determining fair value, the Company recognizes the inherent uncertainty associated with key valuation assumptions, which are, by nature, forward-looking. Based on FY 2024, the potential impact of changes in these assumptions on the fair value of the Obagi Medical reporting unit is summarized below:

•Revenue and Profitability Forecasts: A decrease in projected profitability growth by 5% could reduce the fair value by approximately 26% or $162 million.
•Long- term Growth Rate: All other assumptions held constant, if the long-term projected growth rate was decreased by 0.5%; the estimated fair value would decrease by approximately 2.6% or $16.2 million.
•Discount Rate: An increase in WACC of 1% could reduce fair value by approximately 9.3% or $57.8 million.
•Market Multiples: Using lower EV-to-Revenue multiples (2.5x-2.75x) would reduce the GPC method output by 4.5% and could negatively impact the fair value by 0.8% or $4.7 million. Using lower EV-to-EBITDA multiples (11x -15x) would reduce the GPC method output by 10% and could negatively impact on the fair value by 1.7% or $10.7 million.
•Method Weighting: Changing the current method weighting from 80% DCF and 20% GPC to an even 50% each could reduce fair value by approximately 5.7% or $35.3 million.
While we believe that the Company has used reasonable estimates and assumptions to calculate the fair value of the Obagi Medical reporting unit, it is possible a material change could occur due to changes in key assumptions.

•	Potential events and/or changes in circumstances that could reasonably be expected to negatively affect your key assumptions

Potential events and/or changes in circumstances that could reasonably be expected to negatively affect our key assumptions include, but are not limited to:

•Exposure to growth in key channels: While our forecasts incorporate growth across all channels, a higher share of projected growth is expected to come from international and digital channels. Variability in these markets due to shifting consumer preferences, regulatory changes, and competitive dynamics could require downward revisions to growth and margin assumptions, which may negatively affect fair value.
•Operational Performance Risk: The execution of ongoing operational initiatives, including the exit from non-strategic channels, supply chain transformation, and cost structure optimization, represents a key risk to our valuation assumptions. If these efforts do not progress as planned or result in unanticipated disruptions, projected cash flows and profitability could be materially affected, potentially requiring downward revisions to growth and margin assumptions.
•Other Factors: Broader macroeconomic conditions, regulatory developments, and competitive pressures may adversely affect key valuation inputs, such as growth projections, discount rates, and market multiples. Adverse changes in these inputs could result in a lower estimated fair value of the reporting unit. These risks are discussed in greater detail in the 'Risk Factors' section of the Company’s Annual Report on Form 20-F.

Probability of Future Impairments
During 2025, the Obagi Medical reporting unit experienced performance below prior projections, with both revenue and EBITDA falling short of expectations. Further the WACC was increased by 1%. Recent performance through June 30, 2025 was constrained by limited product availability as a result of a supply chain restructuring that started in Q1 2025, particularly affecting the direct-to-physician channel, as well as the decision to exit non-core channels predominantly in the second quarter of 2025. Given the absence of a fair value cushion following the prior year’s impairment, management concluded that it was more-likely-than-not that that carrying value of the Obagi Medical reporting unit exceeded the reporting unit’s fair value. In addition, the decline in financial projections indicated that it was more likely than not that the carrying value of the Milk Makeup reporting unit would also exceed its fair value. These factors constituted a triggering event under ASC 350-20-35-3C, prompting the Company to perform an interim goodwill impairment test as of June 30, 2025 for each reporting unit. Preliminary results indicate that Obagi’s fair value is below its respective carrying value as of June 30, 2025. The Company is currently finalizing its analysis to determine the estimated goodwill impairment charge for Q2 2025 for Obagi Medical, while the final determination for Milk Makeup remains under review. The determination remains subject to the completion of the impairment analysis and final management review.

* * *

* If you have any questions, please do not hesitate to contact Raquel Fox of Skadden, Arps, Slate, Meagher & Flom LLP at (202) 371-7050.
Waldencast plc
/s/ Manuel Manfredi

Manuel Manfredi
Chief Financial Officer

cc: Raquel Fox Skadden, Arps, Slate, Meagher & Flom LLP

Appendix

Below is an example of the proposed enhanced disclosure, as it would have appeared in the Company’s Form 20-F for the year ended December 31, 2024, within the “Critical Accounting Estimates – Goodwill” section of Item 5. Waldencast’s Operating and Financial Review and Prospects, with additions shown in bold and deletions indicated using strikethrough formatting.

In future filings, beginning with the Company’s Form 6-K as of and for the six-month period ended June, 30, 2025 and Form 20-F for the year ending December 31, 2025, the Company proposes to include similar enhanced disclosure and updated as necessary, including with respect to the ongoing analysis described above under “Probability of Future Impairments”.

For the avoidance of doubt, once the current ongoing impairment analysis for the Milk Makeup reporting unit has been completed, future fillings will include disclosures regarding the Milk Makeup reporting unit similar to those included below regarding the Obagi Medical reporting unit.

ITEM 5. WALDENCAST’S OPERATING AND FINANCIAL REVIEW AND PROSPECTS Critical Accounting Estimates

Goodwill

We assess goodwill annually on October 1st each year for impairment and at an interim date if indicators of a potential impairment exist. We have two goodwill reporting units, Obagi Medical and Milk Makeup, which are individually ~~we~~ tested for impairment ~~at the reporting unit level~~.

Our initial review for impairment of goodwill includes considering qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount, including goodwill, as a basis for determining whether it is necessary to perform a quantitative analysis. If we determine that it is more likely than not that the fair value of reporting unit is less than its carrying value, a quantitative analysis is then performed to identify goodwill impairment.

Determining the fair value of a reporting unit ~~involves the use of~~ requires significant estimates and assumptions. Management, with the assistance of an independent valuation firm, estimated the ~~The~~ fair value of ~~our~~ the reporting units ~~is determined~~ using a combination of the ~~discounted cash flow method under the~~ income ~~approach and the guideline public company method under the market approach~~ and market approaches, specifically the discounted cash flow (“DCF”) method and the guideline public company (“GPC”) method, respectively. ~~Fair value estimates result from a complex series of judgments about future events and uncertainties and rely heavily on estimates and assumptions that have been deemed reasonable by our management as of the measurement date.~~ Under the ~~discounted cash flow~~ DCF method, fair value is determined by discounting the estimated future cash flows of each reporting unit, which includes ~~the~~ using management’s most recent projected long-term financial forecasts for revenue, earnings, operating margins, capital expenditures, ~~and~~ working capital requirements and their expected growth rates. The discount rate used is intended to reflect the risks inherent in the future cash flows of the ~~applicable~~ respective reporting unit. Under the ~~guideline public company~~ GPC method, ~~we estimate fair value by using market multiples of various financial metrics observed for comparable public companies to the reporting unit~~ enterprise value (“EV”)-to-sales and EV-to- Earnings Before Interest, Taxes, Depreciation and Amortization (“EBITDA”) were applied, with the selection based on assumed growth prospects, profitability, and the Company’s relative size within the peer group. The Company applies a weighted methodology considering the output from both methods.

The Company performed its annual goodwill impairment analysis using the quantitative approach for Obagi Medical reporting unit on October 1, 2024, and the analysis indicated there was an impairment of goodwill. As of the testing date, the carrying value of the Obagi Medical reporting unit was $625.2 million, exceeding its fair value of $620.1 million by approximately 0.82%. As a result, we recorded a non-cash goodwill impairment charge of $5.0 million within the Obagi Medical reporting unit as of and for the year ended December 31, 2024, as reflected in the consolidated financial statements.

As of December 31, 2024, the Obagi Medical reporting unit had a goodwill balance of $194.5 million. For the Obagi Medical reporting unit, the carrying value of the reporting unit was equal to its fair value as of the annual impairment test date due to the impairment recognized in the period, leaving no remaining fair value cushion.

The Milk Makeup reporting unit had a goodwill balance of $135.1 million as of December 31, 2024. We have not performed a quantitative review of the reporting unit during 2024, as qualitative factors and circumstances did not indicate that the fair value of the reporting unit was less than the carrying value on ~~October 1, 2024~~ December 31, 2024. While there was a decline in financial performance, the reporting unit was not considered at risk of impairment because the fair value still significantly exceeded the carrying amount. As a result, the goodwill balance for the reporting unit has not changed.

Fair value estimates result from a complex series of judgments about future events and uncertainties and rely heavily on estimates and assumptions that have been deemed reasonable by our management as of the measurement date. The specific critical assumptions used in the fair value determination of Obagi Medical reporting unit include:

•Revenue and Profitability Forecasts: The forecasted revenue growth and EBITDA margins are based on a ten-year projection period reflecting strategic operating plans. including brand momentum, product innovation, international expansion efforts, and continued optimization of digital channels. Projected annual revenue and EBITDA growth rates are driven by industry trends and the Company’s strategic plans to boost sales through the development of existing channels, international expansion, and other growth initiatives, while enhancing efficiency through cost optimization and process improvements.
•Long term Growth Rate: A long-term growth rate of 3% was applied post-2033 using the Gordon Growth Model reflecting management’s expectations of long-term, sustainable growth aligned with industry norms.
•Discount Rate: The discount rate is based on the reporting unit’s Weighted Average Cost of Capital (WACC), which includes a Company-Specific Risk Premium (CSRP). The CSRP is re-evaluated annually based on forecast reliability and reflects business risk, including contingency allocations and sensitivity to underperformance scenarios.
•Central Cost Allocation: Corporate expenses are split evenly between Obagi Medical and Milk Makeup, as management believes this best reflects the shared nature of these costs, which are not directly driven by the relative size or performance of each unit.
•Market Multiples: Under the GPC method, EV-to-revenue (2.75x–3.00x) and EV-to-EBITDA (12.0x–16.0x) multiples were applied to 2025–2026 projections, reflecting stronger growth outlook and larger revenue base compared to peers.
•Method Weighting: Management determined fair value using a weighted average of the DCF method (80%) and the GPC analysis (20%).

In determining the fair value, the Company acknowledges the inherent degree of uncertainty associated with key valuation assumptions, which are, by nature, forward-looking estimates.

•Revenue and Profitability Forecasts: A decrease in projected profitability growth by 5% could reduce the fair value by 26% or $162 million.
•Long- term Growth Rate: All other assumptions held constant, if the long-term projected growth rate was decreased by 0.5%; the estimated fair value would decrease by approximately 2.6% or $16.2 million.
•Discount Rate: an increase in WACC of 1% could reduce fair value by approximately 9.3% or $57.8 million.

•Market Multiples: Using lower EV-to-Revenue multiples (2.5x-2.75x) would reduce the GPC method output by 4.5% and could negatively impact the fair value by 0.8% or $4.7 million. Using lower EV-to-EBITDA multiples (11x -15x) would reduce the GPC method output by 10% and could negatively impact the fair value by 1.7% or $10.7 million.
•Method Weighting: Changing the current method weighting from 80% DCF and 20% GPC to an even 50% each could reduce fair value by approximately 5.7% or $35.3 million.

While we believe that the Company has used reasonable estimates and assumptions to determine the fair value of the reporting unit, it is possible a material change could occur due to changes in key assumptions.

Potential events and/or changes in circumstances that could reasonably be expected to negatively affect our key assumptions include risks related to operational execution, exposure to international and digital markets, and broader macroeconomic conditions. These factors, such as delays in strategic initiatives, evolving consumer preferences, regulatory developments, competitive pressures, or leadership transitions, may impact valuation inputs like growth projections, discount rates, and market multiples, potentially leading to downward revisions in fair value estimates.

~~Given this lack of margin, if we are not successful in meeting our projected revenue or profitability growth rates, or if market conditions including inflation, the valuation of our peer group, a market capitalization decrease, or other negative factors exist, there could be a decrease in the fair value of the Obagi Medical reporting unit below the carrying value resulting in additional impairments in the near term.~~

We continue to monitor these conditions closely and will reassess impairment as necessary, in advance of our annual impairment assessment.

For the year ended December 31, 2023 the annual impairment assessment performed did not indicate any impairment of goodwill for Obagi Medical or Milk Makeup and the fair value significantly exceeded the carrying value of the reporting units.

Further impairment charges, if any, may be material to our results of operations and financial position. See “Item 3.D. Risk Factors—We may face impairment of intangible assets, unknown or contingent liabilities and other charges or write-downs that could negatively impact our financial condition, profitability, and the value of our securities.”